EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2010.

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2010	2009(1)	2008(1)	2007	2006
(in thousands, except ratios)
Earnings:
Income (loss) before assessments	$27,901	$(161,609)	$(199,364)	$96,257	$35,087
Fixed charges	398,091	663,954	2,068,518	2,835,663	2,456,559
Earnings available for fixed charges	$425,992	$502,345	$1,869,154	$2,931,920	$2,491,646
Fixed Charges:
Interest expense on consolidated obligations	$396,988	$662,129	$2,042,726	$2,786,847	$2,413,097
Interest expense on deposits and borrowings	268	922	25,074	48,267	42,876
Interest portion of rental expense (2)	835	903	718	549	586
Fixed charges	$398,091	$663,954	$2,068,518	$2,835,663	$2,456,559
Ratio of earnings to fixed charges	1.07	—	—	1.03	1.01

(1)	Earnings were inadequate to cover fixed charges by approximately $161.6 million and $199.4 million for the years ended December 31, 2009 and 2008.
(2)
The interest portion of rental expense does not include $442,000, $301,000, $193,000, $878,000, and $1.0 million in recoveries in 2010, 2009, 2008, 2007, and 2006 of our lease abandonment costs due to adjustments in projected future rental rates.